March 26, 2012

VIA EDGAR AND E-MAIL

Alison White
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:
SEC Staff Comments on the Investment Objectives for Certain Portfolios in Post-
Effective Amendment No. 89 to the Registration Statement on Form N-1A of EQ
Advisors Trust (File Nos. 333-17217 and 811-07953)

Dear Ms. White:

On behalf of the above-referenced registrant, set forth below are comments that you provided on February 28, 2012 concerning the investment objectives for certain series of EQ Advisors Trust (the “Trust”) as described in Post-Effective Amendment No. 89 to the Trust’s Registration Statement on Form N-1A (the “Post-Effective Amendment”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 6, 2012, and the Trust’s responses thereto.  Your comments are set forth in italics and are followed by the Trust’s responses, which are reflected in the attached marked pages showing changes from the corresponding pages included in the Post-Effective Amendment.  Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

Please note that the Trust will respond to the other comments provided by the SEC staff on the Post-Effective Amendment in a separate response letter.  Responses to the comments on the investment objectives are being provided at this time to facilitate final preparation of the Contract prospectuses, which include a description of the investment objectives of the relevant series of the Trust and which are scheduled for printing prior to the Trust’s prospectuses.

1.
Comment: For the EQ/AXA Franklin Small Cap Value Core Portfolio, EQ/Equity Growth PLUS Portfolio, EQ/Franklin Core Balanced Portfolio, EQ/Global Multi-Sector Equity Portfolio, EQ/International Core PLUS Portfolio, EQ/International Value PLUS Portfolio, EQ/Large Cap Core PLUS Portfolio, EQ/Large Cap Growth PLUS Portfolio, EQ/Large Cap Value PLUS Portfolio, EQ/Mid Cap Value PLUS Portfolio, EQ/Mutual Large Cap Equity Portfolio, EQ/Templeton Global Equity Portfolio, please revise the investment objective on pages 10, 34, 39, 51, 56, 64, 72, 80, 88, 102, 113, and 128 to conform to the SEC’s plain English requirements in Rule 421 under the Securities Act of 1933.

Response: The Trust has made the requested changes. Please refer to the attached changed pages, which include the revised investment objectives for each Portfolio listed above.

Alison White.
March 26, 2012

2.
For the EQ/AllianceBernstein Short-Term Bond Portfolio and EQ/AllianceBernstein Short-Term Government Bond Portfolio, please delete the language starting with “by investing …” in the investment objective section on pages 142 and 146 and move it to the principal investment strategy section.

Response: The Trust has made the requested changes. Please refer to the attached changed pages, which include the revised investment objectives for each Portfolio listed above.

3.	Tactical Manager Portfolios

	(a)	Please delete the language starting with “by investing …” in the investment objective section and move it to the principal investment strategy section.

	(b)	Please revise the investment objectives to conform to the SEC’s plain English requirements in Rule 421 under the Securities Act of 1933.

Responses: The Trust has made the changes requested in these two comments.  Please refer to the attached changed pages, which include the revised investment objectives for each of the AXA Tactical Manager Portfolios.

*          *          *          *          *

Alison White.
March 26, 2012

If you have any questions or comments regarding the foregoing, please contact me at (202) 778-9351.

Sincerely,

/s/ Mark C. Amorosi

Mark C. Amorosi

Enclosure

cc:	Patricia Louie, Esq.
William MacGregor, Esq.
AXA Equitable Funds Management Group, LLC

Clifford J. Alexander, Esq.
K&L Gates LLP